Exhibit 99.17

Comprehensive Credit Facility Agreement of Maximum Amount (“Credit Facility Agreement”) Entered into by and between BAK International (Tianjin) Limited (“the Company”) and Tianjin Branch, Bank of Dalian (the “Creditor”) Dated November 27, 2009

Main articles:

  Contract number: DLQ Jin200911160032;

  Maximum amount of credit facilities to be provided: RMB 80 million;

  Term: from November 27, 2009 to November 26, 2010;

  Purpose of the loan is to provide working capital for the Company;

  Interest rate will equal to the PBOC’s benchmark rate on the date of the loan agreement under this Credit Facility Agreement;

  If any of the following occurs, the Creditor is entitled to demand adjustment of the maximum amount of credit facilities:

    The Company provides unture materials;

    The financial condition of the Company is in serious difficulty;

    The Company does not carry out its obligations;

    Occurrence of other instances which endangers or may endanger the safety of the loan provided by the Creditor;

  Remedies in the event of breach of contract include adjustment of the credit amount, suspension of credit, and cancel the credit unprovided.

  Supplemental: The current available credit facilities for the Company to use is only RMB 40 million. An additional RMB 10 million of credit facilities would be available in the event that the Company increases its paid-up capital by USD 20 million; and an additional RMB 10 million would be available in the event that the Company has paid up 50% of the total registered capital; and all the credit facilities (RMB 80 million) would be available in the event that the Company has paid up all its registered capital.

Headlines of the articles omitted

  The procedure on using the comprehensive credit facility

  Guaranty

  The obligations of the Creditor

  The obligations of the Company

  Declaration and undertaking of the Company

  Increase to the maximum amount of credit facilities

  Amendment and termination of Contract

  Disputation settlement Validity

  Validity

  Notification